UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Board of Directors

On May 24, 2022, the Board of Directors of Atento, SA (the “Board”), elected Mr. Anil Bhalla to serve as a Class I Director to replace Mr. Garner as Director of Atento.

If ratified by the next general shareholders meeting, Mr. Bhalla will serve as Class I director of Atento until the annual general meeting of shareholders to be held in 2024. Mr. Bhalla also has a suitable profile to be a member of the Audit Committee (including the Board determining that he meets the independence requirements of the New York Stock Exchange and for members of an audit committee of Rule 10A-3 of the U.S. Securities and Exchange Act of 1934) and has also been proposed to be appointed as new member of the Audit Committee.

Mr. Bhalla, recognized for being an important business leader in the customer experience industry, has demonstrated, throughout his professional career, his ability to generate value thanks to a strategy focused on innovation that is also results-oriented. During over 20 years of experience in this sector, he has worked for companies all over the world: from India to Chicago and from Canada to Denmark.

Before his arrival at Atento, Mr. Bhalla held the position of CEO at the Minacs Group, a company that was later acquired by Concentrix (an American customer experience firm based in California) where he held the position of Senior Vice President Emerging Business. Previously, he held the position of COO in companies such as RSM McGladrey and iCallIndia, in his native country.

In recent years, prior to joining Atento, Mr. Bhalla has worked as investor and board director at companies such as Support Ninja, Voicegain and Venture X, where, thanks to his contribution in improving business models, he has brought about a notable improvement in results. On May 24, 2022, Mr. David Garner resigned from the Board. His resignation was not due to any disagreement with Atento.

On May 24, 2022, Atento issued a press release about these changes to the Board, which is attached as exhibit 99.1.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of changes in the composition of the Board. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 24, 2022	By: /s/ Carlos Lopez - Abadia Name: Carlos López - Abadía Title: Chief Executive Officer

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Exhibit 99.1.

Atento announces appointment of Anil Bhalla as independent board director

•	This appointment is strategic for Atento
•	Bhalla brings extensive CX experience to support Atento´s growth in the US and EMEA markets

New York/Miami, 24 May, 2022 - Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), one of the largest providers worldwide and the leading company in customer relationship services and business process outsourcing (CRM / BPO) in Latin America, has appointed Anil Bhalla as independent board director. Mr. Bhalla replaces David Garner, who is stepping down as a member of the Company’s board.

Carlos López-Abadía, Atento’s Chief Executive Officer, said, “As new independent board director Anil will undoubtedly bring great value to the company thanks to his international experience in the BPO sector. His knowledge of optimization and digitization of operations and his experience in M&A and business integration, will complement the capabilities of the board to finish developing our strategic plan and value contribution to customers and shareholders. Our expansion in the US and EMEA markets is one of the main pillars of our growth, and Anil will contribute significantly to driving this development. I also want to take the opportunity to thank David for his contribution over the last few years as a member of our board.”

Mr. Bhalla, recognized for being an important business leader in the customer experience industry, has demonstrated, throughout his professional career, his ability to generate value thanks to a strategy focused on innovation that is also results-oriented. During over 20 years of experience in this sector, he has worked for companies all over the world, including: India, US, Canada and Europe.

Before his arrival at Atento as a board director, Mr. Bhalla held the position of CEO at the Minacs Group, a company that was later acquired by Concentrix (an American customer experience firm based in California) where he held the position of Senior Vice President Emerging Business. Previously, he held the position of COO in companies such as RSM McGladrey FPO and iCall India, in his native country.

In recent years, prior to joining Atento, Mr. Bhalla has worked as investor and board director at companies such as Support Ninja, Voicegain and Venture X, where, thanks to his contribution in improving business models, he has brought about a notable improvement in results.

With this appointment, Mr. Bhalla becomes an independent board director in accordance with the corporate governance of the New York Stock Exchange, where Atento is listed. He will form part of its audit committee and will replace David Garner, who held the position since 2016. In this regard, Atento sincerely appreciates David’s valuable contribution over the past six years.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it

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employs approximately 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in industries such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

Media Relations

press@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of changes in the composition of the Board. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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